UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)

First Trust High Income Long/Short Fund
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

33738E109
(CUSIP Number)

Saba Capital Management, L. P.
405 Lexington Avenue
58th Floor
New York, NY, 10174
Attention: Michael D’Angelo
212-542-4635
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	33738E109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,965,521
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,965,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,965,521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.24%*
14	TYPE OF REPORTING PERSON (See Instructions) PN; IA

* The percentages used in this Schedule 13D/A are calculated based upon 35,272,607 Common Shares outstanding as of April 30, 2016 as reported in the Issuer's Semi-Annual Report to Shareholders on Form N-CSRS filed on July 5, 2016.

SCHEDULE 13D/A

CUSIP No.	33738E109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,965,521
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,965,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,965,521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.24%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

* The percentages used in this Schedule 13D/A are calculated based upon 35,272,607 Common Shares outstanding as of April 30, 2016 as reported in the Issuer's Semi-Annual Report to Shareholders on Form N-CSRS filed on July 5, 2016.

CUSIP No. 33738E109	SCHEDULE 13D/A

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed on September 8, 2016 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D, filed with the SEC on October 24, 2016 (“Amendment No. 1, together with this Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”) with respect to the common stock, without par value (the “Shares”), of First Trust High Income Trust (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D and Amendment No. 1. This Amendment No. 2 amends Item 4, 5, 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have engaged, and may continue to engage, in discussions with management and the Board of Directors of the Issuer regarding the long-term performance of the Issuer and the trading of the Shares at a discount to the Issuer’s net asset value.

On November 14, 2016, Saba Capital submitted to the Issuer a proposal pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934. The proposal requests that the Board of Trustees of the Fund take all necessary steps in its power to declassify the Board so that all directors are elected on an annual basis starting at the next annual meeting of shareholders. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees. The foregoing description of the proposal is qualified in its entirety by the full text of the proposal, a copy of which is attached as Exhibit 2 hereto and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon 35,272,607 Shares outstanding as of April 30, 2016 as reported in the Issuer's Annual Report to Shareholders on Form N-CSRS filed on July 5, 2016.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Shares effected since the filing of the 13D/A Amendment No 1 by Saba Capital, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2:	Proposal, dated November 11, 2016, from Saba Capital to the Issuer.

CUSIP No. 33738E109	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

11/13/2016
Dated

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN
/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 33738E109	SCHEDULE 13D/A
Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the Schedule 13D/A filing on 10/24/2016. All transactions were effectuated in the open market through a broker.

SABA CAPITAL MANAGEMENT, L.P ("Saba Capital")

Trade Date	Shares Purchased	Price
11/10/2016	131,226	15.17
11/9/2016	28,834	15.25
11/8/2016	22,122	15.34
11/7/2016	45,256	15.31
11/4/2016	11,342	15.12
11/2/2016	41,315	15.25
10/31/2016	4,098	15.52
10/27/2016	74,139	15.71
10/26/2016	19,972	15.73
10/25/2016	40,655	15.70
10/24/2016	26,534	15.63

*Excluding Commissions